UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K

_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): June 22, 2009

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 8.01. Other Events

On June 22, 2009, Ashland Inc. announced that it has signed a definitive agreement to sell its global marine services business, known for many years as Drew Marine, to J. F. Lehman & Co. in a transaction valued at approximately $120 million before tax. Ashland's after-tax proceeds will be used to reduce debt. The transaction is expected to close within 60 days, conditioned upon a number of standard closing conditions.

The proposed transaction is further described in the attached news release, which is attached hereto as Exhibit 99.1.

Item 9.01. Exhibits

(d)   Exhibits

99.1   News Release dated June 22, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

	ASHLAND INC.
	(Registrant)

June 22, 2009	/s/ David L. Hausrath
	David L. Hausrath
	Senior Vice President and
	General Counsel

EXHIBIT INDEX

99.1   News Release dated June 22, 2009

News Release ASHLAND

FOR FURTHER INFORMATION:

Media Relations:	**Investor Relations:**
Jim Vitak	Eric Boni
(614) 790-3715	(859) 815-3527
jevitak@ashland.com	eboni@ashland.com

FOR IMMEDIATE RELEASE
June 22, 2009

Ashland Inc. agrees to sell its marine services business

COVINGTON, Ky. — Ashland Inc. (NYSE:ASH) today announced it has signed a definitive agreement to sell its global marine services business, known for many years as Drew Marine, to J. F. Lehman & Co. in a transaction valued at approximately $120 million before tax. Ashland's after-tax proceeds will be used to reduce debt.

"This transaction will be a win for all parties," said James J. O'Brien, Ashland chairman and chief executive officer. "For Ashland, this reflects our strategy to strengthen our core specialty chemical businesses while reducing our investment in non-core or non-strategic businesses. For J. F. Lehman & Co., the acquisition of Drew Marine represents an opportunity to acquire a leading global brand with strong market positions and prospects for growth. I believe the outlook for the marine business and its employees will be much stronger as part of an organization that is targeting growth in the maritime industry."

"We are extremely excited with the prospect of owning the Drew Marine business and anticipate welcoming their employees to the J.F. Lehman & Co. family. We are confident this transaction will prove beneficial for all constituents involved," said John F. Lehman, chairman, J.F. Lehman & Co. Louis N. Mintz, partner, added, "As the leading supplier of specialty chemicals and services to the maritime industry, Drew Marine represents an outstanding fit with our established investment criteria. We are looking forward to teaming with Drew Marine's management and employees to continue their long history of technical excellence and dedication to customer service."

- more -

With revenues of approximately $140 million a year, the Drew Marine business has approximately 325 employees, 28 offices and 98 stocking locations in 47 countries. The business is a recognized global leader in providing technical solutions, high-value products and services to the global marine industry, including chemicals and testing equipment; water treatment, tank cleaners and corrosion inhibitors; sealing and welding products; refrigerants and refrigeration services; engineered systems and products; fuel management programs; and fire safety and rescue products and services.

The transaction is expected to close within 60 days, conditioned upon a number of standard closing conditions. Both Ashland and J.F. Lehman & Co. expect a seamless transition with no disruption in customer service or supply.

About Ashland Inc.

Ashland Inc. (NYSE: ASH) provides specialty chemical products, services and solutions for many of the world's most essential needs and industries. Serving customers in more than 100 countries, it operates through five commercial units: Ashland Aqualon Functional Ingredients, Ashland Hercules Water Technologies, Ashland Performance Materials, Ashland Consumer Markets (Valvoline) and Ashland Distribution. To learn more about Ashland, visit www.ashland.com.

About J.F. Lehman & Co.

J.F. Lehman & Co. is a leading middle-market private equity firm focused exclusively on the defense, aerospace and maritime sectors. The firm has offices in New York, Washington and London. For more information about J.F. Lehman & Co., please visit www.jflpartners.com.

– 0 –